

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Eric Tait
Chief Executive Officer and Director
PointView Capital, Inc.
3330 Cumberland Blvd., Suite 500
Atlanta, GA 30339

> **Re: PointView Capital, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed May 25, 2012**
> **File No. 024-10306**

Dear Mr. Tait:

We have reviewed your offering statement and have the following comments. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our comment letter dated April 24, 2012 and your disclosure that the holder of notes has the option to extend the term of the maturing note for the same term as the maturing note by giving notice to you. Please advise us whether or not you intend to register the offer and sale of notes made in connection with extensions. To the extent you intend to rely on an exemption from registration, please provide a detailed analysis as to why you believe the exemption is available.

Strategy, page 12 of 17

2.   We note your response to comment 3 of our comment letter dated April 24, 2012. Please revise your disclosure to clarify whether you intend to purchase properties from affiliates or related party, including the principals and officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact William Demarest, Staff Accountant, (202) 551-3432, Eric McPhee, Accounting Reviewer, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief